Exhibit 99.2

WELLCHANGE HOLDINGS COMPANY LIMITED

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

	As of
	December 31, 2023	June 30, 2024
	US$	US$
ASSETS	(Audited)
Current assets:
Cash and cash equivalents	12,783	8,199
Accounts receivable, net	720,245	1,139,207
Deposits, prepayments and other receivables, net	36,510	25,803
Amount due from a director	18,414	—
Total current assets	787,952	1,173,209

Non-current assets:
Property and equipment, net	110,486	90,301
Intangible assets, net	1,500,264	2,162,929
Right-of-use assets, net	84,883	34,213
Investment, net	5,820	5,902
Prepayments for acquisition of intangible assets	128,000	—
Deferred offering costs	680,090	662,974
Total non-current assets	2,509,543	2,956,319
TOTAL ASSETS	3,297,495	4,129,528

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	—	74,170
Accruals and other payables	262,078	91,745
Contract liabilities	45,920	292,999
Deferred government subsidy	38,506	38,536
Bank borrowings	496,517	482,920
Lease liabilities	84,883	34,213
Amount due to a director	—	203,711
Tax payables	128,280	128,380
Total current liabilities	1,056,184	1,346,674

Non-current liability:
Deferred tax liabilities	244,417	333,488
Total non-current liabilities	244,417	333,488
TOTAL LIABILITIES	1,300,601	1,680,162

Commitments and contingencies (Note 17)	-	-

Shareholders’ equity
Ordinary shares, US$0.00005 par value, 1,000,000,000 shares authorized, and 20,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively*	1,000	1,000
Additional paid-in capital	244,463	244,463
Retained earnings	1,620,331	2,070,490
Accumulated other comprehensive income	131,100	133,413
Total shareholders’ equity	1,996,894	2,449,366
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,297,495	4,129,528

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 12).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Six months ended June 30,
	2023	2024
	US$	US$
REVENUES
Customized software solutions	802,418	803,830
White label software	255,121	9,260
Subscription services	123,373	247,990
TOTAL REVENUES	1,180,912	1,061,080
COST OF REVENUES	267,427	205,862
GROSS PROFIT	913,485	855,218

OPERATING EXPENSES
Staff costs and employee benefits	50,693	244,633
Rental and office expenses	55,341	54,120
Legal and professional fees	234,204	1,599
Depreciation	14,430	14,467
Others	5,576	8,303
TOTAL OPERATING EXPENSES	360,244	323,122

INCOME FROM OPERATIONS	553,224	532,096

OTHER (EXPENSE) INCOME
Interest income	216	68
Interest expense	(8,331)	(8,975)
Investment gain	194	255
Government subsidies	1,531	17,054
Other income (expense)	—	(1,605)
TOTAL OTHER (EXPENSE) INCOME, NET	(6,390)	6,797

INCOME BEFORE INCOME TAX	546,834	538,893
INCOME TAX EXPENSES	(82,254)	(88,734)
NET INCOME	464,580	450,159

OTHER COMPREHENSIVE INCOME
Total foreign currency translation adjustment	(3,626)	2,313
TOTAL COMPREHENSIVE INCOME	460,954	452,472

EARNINGS PER SHARE
Basic and diluted*	0.023	0.023
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	20,000,000	20,000,000

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 12).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Ordinary shares		Additional		(Accumulated losses)/	Accumulated other
	No. of shares*	Amount	paid-in capital	Subscription receivables	retained earnings	comprehensive income	Total
		US$	US$	US$	US$	US$	US$
BALANCE, January 1, 2023 (Audited)	20,000,000	1,000	244,463	(243,770)	682,722	127,558	811,973
Net income	—	—	—	—	464,580	—	464,580
Foreign currency translation adjustment	—	—	—	—	—	(3,626)	(3,626)
BALANCE, June 30, 2023	20,000,000	1,000	244,463	(243,770)	1,147,302	123,932	1,272,927

BALANCE, January 1, 2024 (Audited)	20,000,000	1,000	244,463	—	1,620,331	131,100	1,996,894
Net income	—	—	—	—	450,159	—	450,159
Foreign currency translation adjustment	—	—	—	—	—	2,313	2,313
BALANCE, June 30, 2024	20,000,000	1,000	244,463	—	2,070,490	133,413	2,449,366

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Notes 1 and 12).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Six months ended June 30,
	2023	2024
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	464,580	450,159
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	20,132	20,237
Amortization of intangible assets	63,991	97,722
Investment gain	(194)	(255)
Allowance for expected credit losses	2,402	4,635
Changes in operating assets and liabilities
Accounts receivable	(400,277)	(423,597)
Deposits, other receivables and prepayments	5,674	10,707
Deferred tax assets	53,975	—
Accounts payable	—	74,170
Accruals and other payables	243,677	(153,217)
Contract liabilities	(107,367)	247,079
Deferred tax liabilities	28,299	88,734
Net cash generated from operating activities	374,892	416,374

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(817)	(630,123)
Net cash used in investing activities	(817)	(630,123)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment for bank borrowings	(25,727)	(13,961)
Advance to a director	(286,756)	—
Repayment from a director	200,231	222,125
Repayment to related parties	(371,031)	—
Net cash (used in) generated from financing activities	(483,283)	208,164
NET CHANGE IN CASH AND CASH EQUIVALENTS	(109,208)	(5,585)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	261,377	12,783
NET FOREIGN EXCHANGE DIFFERENCES	(9,629)	1,001
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	142,540	8,199

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest received	216	68
Interest paid	(8,331)	(8,975)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW

Business

Wellchange Holdings Company Limited (the “Company” or “Wellchange”) is a holding company incorporated as an exempted company on July 13, 2023 under the laws of Cayman Islands. The Company is an enterprise software solution services provider headquartered in Hong Kong. The Company provides tailor-made software solutions, cloud-based software-as-a-service (“SaaS”) services, and white-labelled software design and development services. Our mission is to empower our customers and users, in particular, SMBs, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth, with low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning (ERP) software solutions through its wholly-owned subsidiary in Hong Kong, Wching Tech Ltd Co. Limited (“Wching HK”). The Company’s digitalization solutions enables business owners to manage and monitor their operations via web and mobile phones. Wching HK, began to develop tailor-made IT software since 2012 and provide SaaS offering services since 2019, which was founded by Mr. Shek Kin Pong in Hong Kong on April 20, 2012. Wching HK mainly focuses on the operation of SaaS services and software customization and development services. Wching HK currently offers the following functions: customer acquisition, transaction, settlement, customer management, employee management, data analysis and supply chain services for the duration of the contract period, which is usually one year. The proprietary platform for SaaS services, MR. CLOUD, enables customers to execute various needs in their customer relationship management and enterprise resource planning.

Organization and reorganization

The Company was incorporated under the laws of the Cayman Islands as a limited company on July 13, 2023 and as a holding company. As at the date of its incorporation, the authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each. The Company allotted and issued one ordinary share to Mapcal Limited, incorporated in Cayman Islands, at the incorporation date. On the same day, Mapcal Limited transferred the one ordinary share of the Company to Mr. Shek Kin Pong. On August 23, 2023, Mr. Shek Kin Pong transferred the one ordinary share of the Company to Power Smart International Limited (“Power Smart”), wholly-owned by Mr. Shek Kin Pong.

Victory Hero Capital Limited (“Victory Hero”), a British Virgin Islands (“BVI”) company incorporated by the Company in the BVI on August 14, 2023, is the immediate holding company of Wching HK after the group reorganization (the “Group Reorganization”) (see below).

Wching HK, a company with limited liability incorporated in Hong Kong on April 20, 2012 with issued shares of 10,000, is a wholly-owned subsidiary of Mr. Shek Kin Pong prior to the group reorganization (the “Group Reorganization”) (see below), and is our operating subsidiary in Hong Kong.

Pursuant to a Group Reorganization, to rationalize the structure of the Company and its subsidiaries (collectively, the “Group”) in preparation for the listing of the Company’s shares, the Company became the holding company of the Group on August 30, 2023, which involved (i) the incorporation of the Company on July 13, 2023 and allotment of one ordinary share to Mapcal Limited, a third party, and transfer the one ordinary share to Mr. Shek Kin Pong at par value of US$1; (ii) incorporation of Victory Hero on August 14, 2023 by the Company; (iii) the acquisition of one ordinary share of the Company from Mr. Shek Kin Pong by Power Smart at par value of US$1; (iv) the allotment of 889 ordinary shares of the Company to Power Smart by the Company for the transfer of the entire equity interest in Wching HK, originally wholly-owned by Mr. Shek Kin Pong, by Victory Hero, on August 28, 2023; and (v) further allotment of 45, 35 and 30 ordinary shares of the Company to Ocean Serene Holdings Limited (“Ocean Serene”), Paramount Fortune Capital Limited (“Paramount Fortune”) and Prestige Leader Success Limited (“Prestige Leader”) at a consideration of US$99,724, US$77,563 and US$66,483, respectively, in cash on August 30, 2023. After the Group Reorganization as of August 30, 2023, Power Smart, Ocean Serene, Paramount Fortune and Prestige Leader are holding 89%, 4.5%, 3.5% and 3.0% of equity interest in the Company. The Company, together with its wholly-owned subsidiaries, are effectively controlled by the same Controlling Shareholder, Mr. Shek Kin Pong, i.e., ultimately held as to 100% and 89% by the Controlling Shareholder before and after the Group Reorganization, respectively, and therefore the Group Reorganization is considered as a recapitalization of entities under common control.

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on September 30, 2024. On October 3, 2024, the Company consummated the Offering of 1,100,000 ordinary shares at a price to the public of $4.00 per share. The aggregate gross proceeds from the Offering amounted to $4,400,000, prior to deducting underwriting discounts, commissions and offering-related expenses. Additionally, in connection with the Offering, a selling shareholder sold 900,000 ordinary shares at $4.00 per share, for total gross proceeds of $3,600,000, before deducting underwriting discounts, commissions and other related expenses. The Company will not receive any of the proceeds from the sale by the selling shareholder.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS OVERVIEW (cont.)

The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The unaudited condensed consolidated statements of operations and comprehensive income, unaudited condensed consolidated statements of changes in shareholders’ equity and unaudited condensed consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the two- period ended June 30, 2023 and 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The unaudited condensed consolidated balance sheets as of December 31, 2023 and June 30, 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

Upon the Group Reorganization and as at the date of this report, details of the subsidiaries company are as follows:

Name	Background		Ownership	Principal activities
Victory Hero Capital Limited (“Victory Hero”)	—	A BVI company	Wholly-owned by the Company	Investment holding
	—	Incorporated on August 14, 2023
	—	Issued share capital of US$1
Wching Tech Ltd Co. Limited (“Wching HK”)	—	A Hong Kong company	Wholly-owned by Victory Hero	Provision of customized software solutions, cloud-based software-as-
	—	Incorporated on April 20, 2012		a-service (“SaaS”) services, and
	—	Issued share capital of HK$10,000		white-labelled software design and development services

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the unaudited condensed consolidated financial statements and reported amounts of income and expenses during the reporting periods. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the unaudited condensed consolidated financial statements include allowance for expected credit losses, the useful lives of property and equipment and intangible assets, impairment assessment of property and equipment and intangible assets and interest rate of lease. Actual results may differ from these estimates.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Foreign currency translation and transaction

The Group uses United States Dollar (“US$”) as reporting currency. The functional currency of the Company and its subsidiary incorporated in the Cayman Islands and BVI is US$ and the functional currency of its Hong Kong subsidiary is Hong Kong Dollar (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”.

In the unaudited condensed consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations and comprehensive income during the year in which they occur.

Convenience translation

The functional currency is US$ for the Company’s Cayman Islands and BVI operations and HK$ for Hong Kong subsidiary operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, statements of income accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income. Gains or losses resulting from foreign currency transactions are included in statements of income.

	Six months ended June 30,
	2023	2024
Average rate	7.8385	7.8193

	As of,
	December 31, 2023	June 30, 2024
Year-end/period-end spot rate	7.8125	7.8064

Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The new accounting standard introduced the current expected credit losses methodology (“CECL”) for estimating allowances for credit losses. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized costs, including loans and trade receivables. ASU 2016-13 is effective for the Company, as an Emerging Growth Company (“EGC”), for annual and interim reporting periods beginning after December 15, 2022. The Company adopted the standard on January 1, 2023 using the modified retrospective method for all financial assets in scope. The adoption of the standard did not have a material impact on our unaudited condensed consolidated statements of income, or unaudited condensed consolidated statements of cash flows.

Cash and cash equivalents

Cash and cash equivalents represent cash at bank and are unrestricted as to withdrawal or use. The Group does not have any cash equivalents as of December 31, 2023 and June 30, 2024. The Group maintains bank accounts in Hong Kong. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers for provision of customized software solutions and cloud-based SaaS services from subscription which are recorded net of allowance for the Company’s expected credit losses. The Company generally grant credit terms of 90 days to the clients. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2023 and June 30, 2024, allowance for expected credit losses was US$13,864 and US$18,546, respectively.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Deposits, prepayments and other receivables, net

Deposits, prepayments and other receivables consist of utility and rental deposits paid and cash prepaid to suppliers for computer maintenance service. Deposits paid and cash prepaid to suppliers are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and June 30, 2024, management believes that the Company’s rental deposit is not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to statements of income. At the time when property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to statements of income.

The Company depreciates property and equipment using the straight-line method as follows:

Leasehold improvement	Over the shorter of the lease term or estimated useful life
Office equipment	5 years
Furniture and fixture	5 years

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets consist of self-developed software capitalized costs and an ERP software system acquired by the Company.

For the self-developed software costs, the Company capitalizes costs related to the development of new software products or the enhancement of existing software products for use in the Company’s product offerings. These costs are capitalized from the point of time that technological feasibility has been established, as evidenced by a working model or detailed working program design to the point of time that the product is available for general release to customers to use and the Company can generate economic benefits. Software development costs are amortized on a straight-line basis over the estimated economic lives of the products, beginning when the product is placed into service.

The ERP software system was acquired from a third party and it was merged with the existing self-developed software as all-in-one MR. CLOUD platform for ERP software solutions in which the Company is offering wide range of applications to meet different customers’ needs on subscription basis.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. It is amortized on a straight-line basis over the estimated useful life of ten years. The estimation of useful life of intangible assets is based on the economic benefits they can generate for the Company, in which management believes that the ERP software system can generate positive future cash flows in the coming ten years supported by objective evidence.

Impairment for long-lived assets

Long-lived assets, representing property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023 and June 30, 2024, no impairment of long-lived assets was recognized.

Investment, net

The Company invests in equity securities that have readily determinable fair values.

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$188 (approximately US$24) per month. The Company intends to hold the investment for long-term purpose. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in income. Unrealized investment gain were US$194 and US$255 and interest income of US$216 and US$68 for the six months ended June 30, 2023 and 2024, respectively. As of December 31, 2023 and June 30, 2024, the investment was recorded at fair value of US$5,820 and US$5,902, which were traded at a closing price of HK$9.08 and HK$9.16 per share, respectively.

Prepayment for acquisition of intangible assets

Prepayment for acquisition of intangible assets is classified as non-current. The Company prepaid to the supplier for development and design of ERP software systems. The balances will be recognized as an intangible asset upon the completion of development and design of the ERP software systems and merge with the existing self-developed software, MR. CLOUD platform, for the subscription by customers.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred offering costs, as well as additional expenses to be incurred, will be charged to statements of income. As of December 31, 2023 and June 30, 2024, the deferred offering costs were US$680,090 and US$662,974, respectively. Such costs will be deferred until the closing of the IPO, at which time the deferred costs will be offset against the offering proceeds and recognized in equity of the Company.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Unless otherwise disclosed, the fair value of Company’s financial instruments including cash and cash equivalents, accounts receivable, rental deposit, amounts due from a director, amounts due to related parties, bank borrowings, other payables and lease liabilities approximate their recorded values due to their short-term maturities.

Accruals and other payables

Accruals and other payables primarily include accrued staff costs, accrued professional fee, payables for rental of server for the software data storage and other accrual and payable for the operation of the ordinary course of business.

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a service contract. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. As of December 31, 2023 and June 30, 2024, the Company recorded contract liabilities of US$45,920 and US$292,999, respectively, which was presented as contract liabilities on the accompanying unaudited condensed consolidated balance sheets.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of income over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached in the borrowings.

Lease

ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases in the Group are accounted for as operating leases.

We determine if an arrangement is a lease at inception. On our balance sheet, our corporate office lease is included in operating lease right-of-use (ROU) assets, current portion of operating lease liability and operating lease liability, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU assets and lease liabilities on the unaudited condensed consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Financial Accounting Standards Board (“FASB”) issued a Q&A in March 2020 that focused on the application of lease guidance in ASC 842 for lease concessions related to the effects of COVID-19. The FASB staff has said that entities can elect to not evaluate whether concessions granted by lessors related to COVID-19 are lease modifications. Entities that make this election can then apply the lease modification guidance in ASC 842 or account for the concession as if it were contemplated as part of the existing contract. The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2023 and 2024, the Group did not have any impairment loss against its operating lease right-of-use assets.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The details of related party transaction during the six months ended June 30, 2023 and 2024 and balances as at December 31, 2023 and June 30, 2024 are set out in the Note 15.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of customized software solutions based on customers’ specifications, white-labelled software design and development services and MR. CLOUD SaaS platform subscription services to SMBs customers. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of revenue contracts, the period between when the Company transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

As a practical expedient, the Company elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The service offerings by the Company mainly comprise the following:

(a)	Customized software solutions

The Company is engaged to provide a wide range of customized IT software including desktop software development service, web and mobile application development services. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted by the customers. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once customized software delivered.

Additionally, the Company provides product warranty on customized IT software for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of customized IT software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to customized IT software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2023 and 2024.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

(b)	White label software

The Company provides self-developed software as “white label” products to corporate customers. White label software is software that is sold unbranded, that their own branding can be added and then the software can be resold by accessing to the software as if the corporate customers developed it. Similar to customized software solutions, the Company is engaged by the customer to provide white-label software and the customer is able to customize the white label software/application and integrate custom features into the default white label applications and software per their needs. Revenue from white label software is recognized when the relevant services have been rendered. The contract is typically fixed priced with no variable consideration and does not provide any post contract client support or upgrades. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. A series of promises are identified in a contract. But these promises are interrelated and not distinct. These promises are inputs used to complete the service. The customers cannot benefit from any standalone promise. Thus only one performance obligation with standard quality guarantee is identified in a contract. The performance obligation is satisfied at a point of time and recognized as revenue upon the completion of services to the customers, usually at the time when the result of services is tested and accepted the white label software by the customer. The duration of the development period is short, usually less than one year. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a portion of contract amount usually is billed upon the completion of the related projects. Contract liabilities will be recognized when payment was received and charged to statements of operations once white label product delivered.

Additionally, the Company provides product warranty on white label services for a period of 90 days from delivery of such software. The warranty is not a separate performance obligation because the nature of the warranty is to provide assurance that the software will function as expected and comply with agreed-upon specifications. The Company has not experienced material warranty costs and, therefore, does not believe an accrual for these costs is necessary. There is no maintenance attached in the contract.

The Company provides technical support service to the customer subsequent to the transfer of white label software for a period of time, typically 90 days from delivery of such software. The Company provides the technical support services at no additional consideration, the transaction price of the contract is allocated to white label software and technical support service by reference to their standalone price estimated using a residual approach. The standalone price of technical support services is considered to be minimal as the Company has not had to provide significant technical support services to date for our platform, no transaction price is allocated to technical support services for the six months ended June 30, 2023 and 2024.

(c)	Subscription services

The Company provides SaaS digital business management software services through subscription which includes the right to use the MR. CLOUD ERP software and continuous technical support services such as upgrading applications and fixing the minor bugs to SMBs. MR. CLOUD is a cloud-based software delivery model to develop, deliver, and maintain a variety of ERP software and applications modules in a single platform, including human resources management, project and file management, email and marketing automation, financial and accounting, quotation and invoice management, inventory management, group messenger and customer relationship management, merging all of customers’ business processes on a single platform instead of having a different software and applications for each function of its business. Customer who subscribes to the service plan logs in to their accounts to use the subscribed service over the internet or mobile on a clouded basis.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

The Company enters into a distinct and fixed-fee contract with its customers as a principal for the provision of SaaS digital business management software services on subscription basis. Pursuant to the contracts, the Company requires to provide a series of digital business management applications online either being accessed on web or mobile over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically one year. There is no variable consideration in the transaction price. The Company’s contracts are generally non-cancellable and non-refundable in the event of cancellation. The subscription services contracts typically include a single performance obligation. There will be an update or upgrade of the MR. CLOUD ERP system when necessary and which can be utilized by existing customers automatically for the new functions during their contract period. There is no additional consideration for the update or upgrade of the software and the additional costs for the updates and upgrades were charged to statements of operations directly in the period incurred. The transaction price of the contract is allocated to the remaining contract period from the date of the upgraded software available for customers to use. No significant costs were incurred to update or upgrade the software during the six months ended June 30, 2023 and 2024. There is no maintenance services attached in the contract.

The revenue from subscription services is recognized over the contract term as clients receive and consume benefits of such services as provided. Accordingly, the Company recognizes revenues from subscription services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

Cost of revenues

Cost of revenues consists of depreciation of property and equipment, amortization of intangible assets (ERP software of MR. CLOUD platform), subcontracting costs for customized software solution (if any), staff cost and rental of server. Staff costs represent the salaries and wages of engineers and IT staff incurred in connection with the provision of customized software solutions, white label software design and development services and MR. CLOUD SaaS platform subscription services. These costs are charged to the unaudited condensed consolidated statements of income and comprehensive income as incurred.

Operating expenses

Operating expenses primarily consist of administrative and selling personnel-related compensation expenses, including salaries and related social insurance costs for operations, depreciation, legal and professional services fees, rental and other office expenses related to general operations.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Government subsidies are recognized as income in other income or as deferred government subsidy before conditions attached to the government subsidy are met and charged to statements of income as other income once conditions are fulfilled.

In 2022, the Company successfully applied for funding support from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees who may otherwise be made redundant. The wage subsidies provided to eligible employers under ESS are disbursed in and was used for paying wages of employees from May to July 2022. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. For the six months ended June 30, 2023 and 2024, the Company recognized government subsidies of approximately US$1,531 and US$17,054, respectively, in the unaudited condensed consolidated statements of income. As confirmed by the ESS, the post-funding audit of Wching HK’s application has been completed and Wching HK is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

In January 2022, the Company received US$38,536 from the Hong Kong Government in relation to the Dedicated Fund on Branding, Upgrading and Domestic Sales (“BUD Fund”) (Free Trade Agreement (“FTA”) Program) in Hong Kong which aims to fund projects and activities to assist Hong Kong enterprises in developing brands, upgrading and restructuring operations and promoting sales in the FTA economies, so as to enhance their competitiveness and facilitate their business development in the FTA economies. Such amount was recognized in the unaudited condensed consolidated balance sheets as deferred government subsidy upon receipt. It will be charged to statements of income as other income at the time that all conditions attached to the subsidy are met. The conditions attached to the subsidy include the submission of a written report regarding all the expenditures of the program and acceptance and approval of report by the government are required. As of December 31, 2023 and June 30, 2024, a written report of expenditures for the project was submitted to government for approval and the subsidy was recognized as at deferred government subsidy amounting to US$38,506 and US$38,536 in the unaudited condensed consolidated balance sheets and the approval from the Hong Kong government has not yet received.

Employee benefit plan

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of approximately US$3,832.

During the six months ended June 30, 2023 and 2024, the total amount charged to the unaudited condensed consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were approximately US$1,964 and US$7,825, respectively.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the unaudited condensed consolidated financial statements. The components of comprehensive income include the net income and foreign currency translation for the periods.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the year. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the years presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the potential impact of ASU 2023-01 on its unaudited condensed consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of additional income tax information, primarily related to the rate reconciliation and income taxes paid. Annual disclosure requirements will be effective for the fourth quarter of 2025, with early adoption permitted. The Company is currently evaluating the impact of this ASU on our disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires additional disclosure about specific expense categories included in the income statement. Annual disclosure requirements will be effective for the fourth quarter of 2027, and quarterly disclosure requirements will be effective in the first quarter of 2028, with early adoption permitted. The Company is currently evaluating the impact of this ASU on the disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (cont.)

Accounting Standards Update ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, that extends the sunset (or expiration) date of ASC Topic 848 to December 31, 2024. This gives reporting entities two additional years to apply the accounting relief provided under ASC Topic 848 for matters related to reference rate reform. The Company does not expect the cessation of LIBOR to have a material impact on the financial position, results of operations, cash flows or disclosures.

The Company’s management reviewed all recently issued ASU’s not yet adopted by the Company and does not believe the future adoptions of any such ASU’s may be expected to cause a material impact on the Company’s unaudited condensed consolidated financial condition or the results of its operations.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Going Concern

As of June 30, 2024, the Company continued having a working capital deficit of US$173,465. This circumstance gave rise to substantial doubt that the Company would continue as a going concern subsequent to June 30, 2024.

We intend to meet the cash requirements for the next 12 months from the issuance date of these unaudited condensed consolidated financial statements through operations and financial support from our Controlling Shareholder, financial institutions, and investors. Upon the completion of the initial public offering on October 3, 2024, before deducting estimated placement agent’s commissions, estimated offering expenses and transaction costs, proceed of US$4,400,000 was received. Furthermore, we are obtaining the additional financing or negotiating the terms of the existing short-term liabilities, and with the continuous efforts on improving operational efficiency, cost reductions and enhancing efficiency, we consider we are able to continue as a going concern to meet our liquidity needs for the next 12 months.

Despite the Company’s efforts to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. Therefore, there is a substantial doubt about the ability of the Company to continue as a going concern, and that it may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

3. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Accounts receivable	734,109	1,157,753
Allowance for expected credit losses	(13,864)	(18,546)
Accounts receivable, net	720,245	1,139,207

Movements of allowance for expected credit losses were as follows:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Balance, beginning of the year/period	—	13,864
Addition	13,864	4,635
Exchange realignment	—	47
Balance, end of year/period	13,864	18,546

Accounts receivable, net as of December 31, 2023 and June 30, 2024 are aged within one year. Up to October 30, 2024, US$152,174 or 13.1% of the accounts receivable as of June 30, 2024 were settled.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Leasehold improvement	115,008	115,098
Office equipment	57,750	57,796
Furniture and fixtures	1,040	1,040
Total	173,798	173,934
Less: accumulated depreciation	63,312	83,633
Net carrying value	110,486	90,301

Depreciation expenses recognized for the year ended December 31, 2023 and six months ended June 30, 2024 were US$40,385 and US$20,237, respectively.

6. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Self-developed software	95,106	95,180
Acquired ERP system	1,627,904	2,388,553
Total	1,723,010	2,483,733
Less: accumulated amortization	(222,746)	(320,804)
Intangible assets, net	1,500,264	2,162,929

Amortization expenses recognized for the year ended December 31, 2023, and six months ended June 30, 2024 were US$146,401 and US$97,722, respectively.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. INVESTMENT, NET

Investment, net consists of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Marketable equity securities	5,820	5,902

Investments in Marketable Equity Securities

Equity securities with readily available marketable trading price consist of investment in mutual fund marketed by a financial institution. The equity securities are not insured against loss of principal and bearing a fixed interest of HK$188 (approximately US$24) per month. This investment is accounted for as financial instruments that are marked to fair market value at the end of each reporting period with any unrealized gains or losses reported in statements in operations. As of December 31, 2023 and June 30, 2024, the investment was recorded at fair value of US$5,820 and US$5,902, which were traded at a closing price of HK$9.08 and HK$9.16 per share, respectively.

For the six months ended June 30, 2023 and 2024, the Company had unrealized investment gain of US$194 and US$255, respectively, and interest income of US$216 and US$68, respectively.

8. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Accrued staff costs	30,822	81,331
Accrued professional fees	219,063	—
Payables for rental of server	1,787	—
Others	10,406	10,414
Total	262,078	91,745

9. CONTRACT LIABILITIES

The movement of contract liabilities consist of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Balance at beginning of the year/period	152,541	45,920
Additions	248,146	1,307,715
Recognized as revenues during the year/period	(354,547)	(1,061,080)
Exchange realignment	(220)	444
Balance at end of year/period	45,920	292,999

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2023 and June 30, 2024 consist of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Bank borrowings
Guaranteed(i)	496,517	482,920
Short-term bank borrowings(ii),(iii)	496,517	482,920

(i)	The bank borrowings were guaranteed by Mr. Shek Kin Pong, a director of the Company, and the HKMC Insurance Limited under a financing aid program for SMBs operating in Hong Kong.
(ii)	As of December 31, 2023 and June 30, 2024, the Company had bank borrowings amounted to US$496,517 and US$482,920, respectively, which contained repayment on demand clauses. Accordingly, they have been classified as current liabilities. For the purpose of the illustration, such bank borrowings are included within short-term bank borrowings and represented as bank borrowings repayable on demand.
(iii)	The bank borrowings are all denominated in HK$.

Bank borrowings as at December 31, 2023 and June 30, 2024 are as follows:

					Balance as at
Lender	Type	Maturity date	Currency	Interest rate	December 31, 2023	June 30, 2024
					US$	US$
The Hongkong and Shanghai Banking Corporation Limited	Term loan	8 years with repayable on demand clause	HK$	Fixed rate at 2.75%	496,517	482,920

As of June 30, 2024, the contractual repayment schedule is as follows:

US$
Year ending December 31, 2025	102,609
Year ending December 31, 2026	106,391
Year ending December 31, 2027	110,312
Year ending December 31, 2028	114,377
Year ending December 31, 2029	49,231
Total bank borrowings	482,920

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for a corporate office in Hong Kong with a lease term of two years. The Company’s ROU assets and operating lease liabilities recognized in the unaudited condensed consolidated balances sheets consist of the following:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Right-of-use assets	84,883	34,213

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Operating lease liabilities
Current portion	84,883	34,213
Non-current portion	—	—
Total	84,883	34,213

During the December 31, 2023 and six months ended June 30, 2024, the Company incurred lease expenses of approximately US$102,699 and US$51,411, respectively.

Other supplemental information about the Company’s operating lease as of December 31, 2023 and June 30, 2024:

	As of
	December 31, 2023	June 30, 2024
Operating leases:
Weighted average remaining lease term (years)	0.83	0.33
Weighted average discount rate	2.75%	2.75%

The maturity analysis of the Company’s undiscounted non-cancellable operating lease obligations as of June 30, 2024 is as follows:

Operating leases
US$
Six months ending June 30, 2024	34,331
Total undiscounted lease obligations	34,331
Less: imputed interest	(118)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	34,213

12. Shareholders’ equity

Ordinary shares

The Company was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on July 13, 2023. The authorized share capital of the Company was US$50,000 divided into 50,000 ordinary shares with a par value of US$1.00 each at the date of incorporation. During July and September 2023, the Group performed a series of Group Reorganization (detailed in Note 1) and 1,000 issued and outstanding ordinary shares.

On January 26, 2024, the Company effected a 4,000-for-1 share split of the Company’s ordinary shares. On February 8, 2024, the Company further effected a 5-for-1 share split of the Company’s ordinary shares. Unless indicated or the context otherwise requires, all per share amounts and numbers of ordinary shares in this report have been retrospectively adjusted for the share split, as if such share split occurred on the first day of the years presented.

On October 3, 2024, the Company closed its initial public offering of 1,100,000 Ordinary Shares on Nasdaq at a public offering price of US$4.00 per Ordinary Share. And upon completion of the initial public offering, we had 2,110,000 Ordinary Shares issued and outstanding.

Subsequent to the initial public offering, on October 15, 2024, the representative of the underwriters in the Company’s initial public offering, Dominari Securities LLC, fully exercised its over-allotment option to purchase an additional 165,000 Ordinary Shares, as a result of which the Company had 21,265,000 Ordinary Shares issued and outstanding.

On October 17, 2024, the Company issued Dominari Securities LLC warrants to purchase up to 5,775 Ordinary Shares.

As of the date of this report, we had 21,265,000 Ordinary Shares issued and outstanding.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Shareholders’ equity (cont.)

Subscription receivables

The balance represented the outstanding subscription consideration for the ordinary shares of the Company. They are recognized as deduction of equity in accordance with SAB Topic 4:E. The subscription receivables were settled during the year ended December 31, 2023.

13. DISAGGREGATED REVENUES

The following table shows disaggregated revenues by major categories for the six months ended June 30, 2023 and 2024, respectively:

	Six months ended June 30,
	2023		2024
	US$	%	US$	%
Customized software solutions	802,418	68.0%	803,830	75.8%
White label software	255,121	21.6%	9,260	0.8%
Subscription services	123,373	10.4%	247,990	23.4%
Total	1,180,912	100.0%	1,061,080	100.0%

The following table shows disaggregated cost of revenues by major categories for the six months ended June 30, 2023 and 2024, respectively:

	Six months ended June 30,
	2023		2024
	US$	%	US$	%
Customized software solutions	147,026	55.0%	104,627	30.9%
White label software	99,772	37.3%	8,307	2.5%
Subscription services	20,629	7.7%	225,188	66.6%
Total	267,427	100.0%	338,122	100.0%

The following table shows disaggregated cost of revenues by nature for the six months ended June 30, 2023 and 2024, respectively:

	Six months ended June 30,
	2023		2024
	US$	%	US$	%
Staff costs and employee benefits	191,394	71.5%	132,260	39.1%
Amortization of intangible assets	63,991	23.9%	97,722	28.9%
Subcontracting costs	6,341	2.4%	102,370	30.3%
Depreciation	5,701	2.2%	5,770	1.7%
Total	267,427	100.0%	338,122	100.0%

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. DISAGGREGATED REVENUES (cont.)

The following table sets forth a breakdown of gross profit and gross profit margin for the six months ended June 30, 2023 and 2024, respectively:

	Six months ended June 30,
	2023				2024
Category	Revenues	Cost of revenues	Gross profit	Gross profit margin	Revenues	Cost of revenues	Gross profit	Gross profit margin
	US$	US$	US$	%	US$	US$	US$	%
Customized software solutions	802,418	147,026	655,392	81.7%	803,830	104,627	699,203	87.0%
White label software	255,121	99,772	155,349	60.9%	9,260	8,307	953	10.3%
Subscription services	123,373	20,629	102,744	83.3%	247,990	225,188	22,802	9.2%
Total	1,180,912	267,427	913,485	77.4%	1,061,080	338,122	722,958	68.1%

Revenues disaggregated by timing of revenue recognition for the six months ended June 30, 2023 and 2024 are disclosed in the table below:

	Six months ended June 30,
	2023	2024
	US$	US$
Point in time
– Customized software solutions	802,418	803,830
– White label software	255,121	9,260
	1,057,539	813,090
Over time
– Subscription services	123,373	247,990
Total	1,180,912	1,061,080

14. TAXES

Income tax

Cayman Islands

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

BVI

Victory Hero is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. TAXES (cont.)

Hong Kong

Wching HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 (approximately US$255,470, and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$255,470). Under Hong Kong tax law, the above-mentioned Hong Kong company is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the six months ended June 30, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The tax expenses recorded in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Taxation in the statements of operations represents:

	Six months ended June 30,
	2023	2024
	US$	US$
Hong Kong profits tax provision for the year:
Current	47,900	—
Deferred	34,354	88,734
Total income tax expense	82,254	88,734

A reconciliation of the provision for income taxes determined at the Hong Kong statutory income tax rate to the Company’s effective income tax rate is as follows:

	Six months ended June 30,
	2023		2024
	US$	%	US$	%
Net income before income tax	546,834	—	538,893	—
Tax at Hong Kong statutory tax rate of 16.5%	90,227	16.5%	88,917	16.5%
Reconciling items:
Tax effect of temporary difference	(8,105)	(1.5)%	1,877	0.3%
Tax effect of non-taxable income	(264)	(0.1)%	(2,825)	(0.5)%
Tax effect of non-deductible expenses	396	0.1%	490	0.1%
Tax concession (Note 1)	—	—	—	—
Tax holiday (Note 2)	—	—	—	—
Income tax expense	82,254	15.0%	88,734	16.5%

Note 1:	Tax concession represented election by the Company for profits tax rate at 8.25% on the first HK$2,000,000 under the two-tiered profits tax regime as above mentioned.
Note 2:	Tax holiday represented the audit fee expenses in relation to IPO incurred by the Company which is incorporated in Cayman Islands which is not subject to profits tax.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. TAXES (cont.)

Deferred tax

The following table sets forth the significant components of the deferred tax liabilities and assets of the Company:

	As of
	December 31, 2023	June 30, 2024
	US$	US$
Deferred tax liabilities:
Accelerated depreciation and amortization
Opening balances	195,347	244,417
Addition	48,967	88,734
Exchange realignment	103	337
Ending balances	244,417	333,488

Deferred tax assets:
Net operating loss
Opening balances	54,161	—
Utilized during the year/period	(54,049)	—
Exchange realignment	(112)	—
Ending balances	—	—
Less: valuation allowance	—	—
Deferred tax assets, net	—	—

The Company did not recognize any valuation allowance against its deferred tax asset as management believes the Company will be able to full utilize the assets in the foreseeable future.

15. RELATED PARTY BALANCES AND TRANSACTIONS

Relationships with related parties

Name	Relationship
Mr. Shek Kin Pong	Chairman and Executive Director and Controlling Shareholder of the Company

Amount due from/(to) a director consist of the following:

		As of
Name	Nature	December 31, 2023	June 30, 2024
		US$	US$
Mr. Shek Kin Pong	Fund transfer	18,414	(203,711)
		18,414	(203,711)

The balance with related parties are unsecured, interest free with no specific repayment terms. The amounts due from (to) related parties are non-trade nature.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

The Company does not have significant related party transactions incurred during the six months ended June 30, 2023 and 2024 except for the following:

Remuneration to senior management for the six months ended June 30, 2023 and 2024 were:

	Six months ended June 30,
	2023	2024
	US$	US$
Salaries and other short term employee benefits	125,392	125,714
Payments to defined contribution pension schemes	3,444	3,453
Total	128,836	129,167

16. RISKS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of approximately US$64,000 if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2024, cash balance of US$8,199 was maintained at financial institutions in Hong Kong and approximately US$8,199 was insured by the Hong Kong Deposit Protection Board.

Accounts receivable

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other securities from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the aging of the receivable, the client’s payment history, its current creditworthiness, current economic trends and future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. Since all accounts receivable as at December 31, 2023 and June 30, 2024 are aged within one year, minimum credit risk was noted for accounts receivable.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RISKS AND UNCERTAINTIES (cont.)

Customer concentration risk

For the six months ended June 30, 2023, two customers accounted for 21.6% and 10.8% of our total revenues. For the six months ended June 30, 2024, five customers accounted for 20.2%, 18.9%, 16.2%, 14.5% and 12.4% of our total revenues. No other customer accounts for more than 10% of our revenues for the six months ended June 30, 2023 and 2024, respectively.

As of December 31, 2023, one customer accounted for 10.5% of the total balance of accounts receivable. As of June 30, 2024, two customers accounted for 12.0% and 11.0% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of December 31, 2023 and June 30, 2024, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank borrowings and cash and cash equivalents. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The reporting currency of the Company is US$. To date the majority of the revenues and costs are denominated in HK$ and a significant portion of the assets and liabilities are denominated in HK$. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including through operations and financial support from our Controlling Shareholder, financial institutions, and investors. We are continuing to focus on improving operational efficiency and cost reductions and enhancing efficiency, as well as servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. Our ability to continue as a going concern is dependent upon obtaining the necessary financing or negotiating the terms of the existing short-term liabilities to meet our current and future liquidity needs.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into operating leases for a corporate office in Hong Kong for a term of two years. Our commitments for minimum lease payment under these operating lease obligations as of December 31, 2023 and June 30, 2024 are listed in section “Note 11 — RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES”.

Litigation

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, we do not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We review the need for any such liabilities on a regular basis.

18. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2024 up through December 17, 2024, which is the date that these unaudited condensed consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these unaudited condensed consolidated financial statements other than disclosed below.

On October 3, 2024, the Company consummated the Offering of 1,100,000 ordinary shares at a price to the public of $4.00 per share. The net proceeds from the Offering amounted to $2,628,588, after deducting underwriting discounts, commissions and offering-related expenses.

On October 15, 2024, representative of the underwriters fully exercised the Over-allotment Option to purchase an additional 165,000 Ordinary Shares. The Company received additional gross proceeds of $660,000, before deducting underwriting discounts and offering expenses payable by the Company. The closing of the Over-allotment Option took place on October 17, 2024.

On October 17, 2024, the Company also issued the Representative warrants to purchase up to 5,775 Ordinary Shares.

As of the date of this report, we had 21,265,000 Ordinary Shares issued and outstanding.

WELLCHANGE HOLDINGS COMPANY LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of unaudited condensed consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and concluded that it was applicable for the Company to disclose the financial statements for Wellchange Holdings Company Limited, the parent company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and June 30, 2024. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The following presents condensed parent company only financial information of Wellchange Holdings Company Limited.

Condensed balance sheets

	As of
	December 31, 2023	June 30, 2024
	US$	US$
ASSETS
Non-current assets:
Investment in a subsidiary	1	1
Deferred offering cost	680,090	662,974
Total non-current assets	680,091	662,975
TOTAL ASSETS	680,091	662,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to a subsidiary	804,276	787,160
Amounts due to a director	9,261	9,261
Total current liabilities	813,537	796,421
TOTAL LIABILITIES	815,537	796,421

Commitments and contingencies (Note 17)	-	-

Shareholders’ deficit
Ordinary shares, US$0.00005 par value, 1,000,000,000 shares authorized, and 20,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	1,000	1,000
Additional paid-in capital	243,660	243,660
Accumulated losses	(378,106)	(378,106)
Total shareholders’ deficit	(133,446)	(133,446)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	680,091	662,975

Condensed statements of loss

Six months ended June 30,
	2023	2024
	US$	US$
OPERATING EXPENSES
Legal and professional fees	—	—
Others	—	—
TOTAL OPERATING EXPENSES	—	—
Income tax expense	—	—
NET LOSS	—	—